
07006733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III


SEC RECEIVED
PROCESSING
MAR 0 5 2007
WASH. D.C.
213
SECTION

| SEC FILE NUMBER |
|---|
| 8- 34955 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southeastern Advisory Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Piedmont Rd.,Twelve Piedmont Center, Suite 202
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Small (404) 237-3156
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander St, Suite 4, (Address) Marietta (City) Georgia (State) 30060 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John Small, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southeastern Advisory Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public, DeKalb County, Georgia
My Commission Expires July 12, 2009



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report onnInternalaAccounting structure required by SEC RUle 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SOUTHEASTERN ADVISORY GROUP, INC.

(A Corporation)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2006 AND DECEMBER 31, 2005

## CONTENTS

goldman & COMPANY, CPAs

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Southeastern Advisory Group, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of Southeastern Advisory Group, Inc. (a Florida Corporation), as of December 31, 2006 and December 31, 2005, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to 17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Advisory Group, Inc., as of December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 9 to the financial statements, certain errors resulting from incorrectly reporting a deferred tax asset and deferred tax liability as of December 31, 2004, were discovered by management of the Company subsequent to December 31, 2005. Accordingly an entry has been made to retained earnings as of December 31, 2004, and deferred tax asset and deferred tax liability for 2004 to correct the error. There is no effect on earnings.



Goldman & Company, CPAs, PC
Marietta, Georgia
February 19, 2007



316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

EXHIBIT A

# SOUTHEASTERN ADVISORY GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| ASSETS | | |
| Cash | $ 44,589 | $ 6,775 |
| Commissions Receivable | 56,458 | 62,165 |
| Prepaid Insurance | 400 | 400 |
| Deferred Tax Asset (Note 3A) | 2,160 | 10,127 |
| Furniture, Fixtures and Equipment less Accumulated Depreciation of $17,777 and $17,777 | -0- | -0- |
| TOTAL ASSETS | $ 103,607 | $ 79,467 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| LIABILITIES | | |
| Commissions and Fees Payable | $ 32,694 | $ -0- |
| Payroll Tax Payable | 56 | 56 |
| Deferred Tax Liability (Note 3A) | 5,063 | 13,128 |
| Deferred Compensation Payable | -0- | -0- |
| Total Liabilities | $ 37,813 | $ 13,184 |
| SHAREHOLDERS' EQUITY (EXHIBIT C) | | |
| Common Stock - $100 Par Value, 5,000 Shares Authorized, 150 Shares Issued and Outstanding | $ 15,000 | $ 15,000 |
| Additional Paid-In Capital | 47,000 | 47,000 |
| Retained Earnings (Note 9) | 3,794 | 4,283 |
| Total Shareholders' Equity (Exhibit C) | $ 65,794 | $ 66,283 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 103,607 | $ 79,467 |

The Accompanying Notes are an Integral Part of these Financial Statements.

# SOUTHEASTERN ADVISORY GROUP, INC.
## STATEMENT OF INCOME

| | ---Year Ended--- | |
|---|---|---|
| | December 31, 2006 | December 31, 2005 |
| REVENUE | | |
| Commissions | $ 468,018 | $ 491,420 |
| COSTS AND EXPENSES | | |
| Management Expense (Note 5) | $ 392,328 | $ 392,328 |
| Clearing Costs (Note 2) | -0- | 2,222 |
| Commissions | -0- | 1,960 |
| Officers' Salaries and Payroll Taxes | 15,000 | 9,000 |
| Medical Reimbursement (Note 4) | 6,752 | 4,817 |
| Registrations and Licenses | 2,915 | 2,980 |
| Deferred Compensation | -0- | 21,740 |
| Professional Fees | 47,015 | 44,831 |
| Miscellaneous Operating Expenses | 4,595 | 5,459 |
| Total Costs and Expenses | $ 68,605 | $ 485,337 |
| (Loss) Income from Operations | $ ( 587) | $ 6,083 |
| OTHER INCOME | | |
| Investment Income (loss) (Note 8) | $ -0- | $ (755) |
| Miscellaneous Income | -0- | -0- |
| Total Other Income | $ -0- | $ (755) |
| (LOSS) INCOME BEFORE PROV. FOR INC. TAXES | $ ( 587) | $ 5,328 |
| (Benefit) Provision for Income Taxes (Note 3B) | (98) | 1,119 |
| NET (LOSS) INCOME | $ (489) | $ 4,209 |

The Accompanying Notes are an Integral Part of these Financial Statements.

EXHIBIT C

# SOUTHEASTERN ADVISORY GROUP, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Shares | Stock Amount | Paid In Capital | Retained Earnings | Shareholders' Equity |
|---|---|---|---|---|---|
| BALANCE –(Original) December 31, 2004 | 150 | $ 15,000 | $ 47,000 | $ (4,133) | $ 57,867 |
| Retained Earnings Adjustment-Note 9 | | | | $ 4,207 | $ 4,207 |
| BALANCE-(As adjusted) December 31, 2004 | 150 | $ 15,000 | $ 47,000 | $ 74 | $ 62,074 |
| 2005 NET INCOME (Exhibit B) | - 0 - | - 0 - | - 0 - | 4,209 | 4,209 |
| BALANCE December 31, 2005 | 150 | $ 15,000 | $ 47,000 | $ 4,283 | $ 66,283 |
| 2006 NET INCOME (Exhibit B) | - 0 - | - 0 - | - 0 - | (489) | (489) |
| BALANCE - December 31, 2006 | 150 | $ 15,000 | $ 47,000 | $ 3,794 | $ 65,794 |

The Accompanying Notes are an Integral Part of these Financial Statements.

# SOUTHEASTERN ADVISORY GROUP, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED

| | December 31, 06 | December 31, 05 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net (loss) Profit | $ (489) | $ 4,209 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Deferred Tax Liability | (8,065) | 11,246 |
| Deferred Tax Asset | 7,967 | (10,127) |
| Depreciation | -0- | -0- |
| (Increase) Decrease in operating assets: | | |
| Net receivable from broker-dealers & clearing org. | 5,706 | (1,191) |
| Increase (Decrease) in operating liabilities: | | |
| Management Fees Payable | 32,694 | -0- |
| Commissions and Salary Payable | -0- | (24,366) |
| Payroll Tax Liability | -0- | 56 |
| **Net cash provided (used) by operating activities** | **$ 37,813** | **$ (20,173)** |
| Cash flows from investing activities: | | |
| Investment | $ -0- | $ 3,300 |
| **Net cash provided by (used) investing activities** | **-0-** | **3,300** |
| Cash flows from financing activities: | | |
| **Net cash provided by (used) financing activities** | **-0-** | **-0-** |
| **Increase (Decrease) in cash and cash equivalents** | **$ 37,813** | **$ (16,873)** |
| Cash at beginning of the year | 6,776 | 23,649 |
| **Cash at end of the year** | **$ 44,589** | **$ 6,776** |

| Supplemental cash flows disclosures: | | |
|---|---|---|
| Interest Paid | $ -0- | $ - 0 - |
| Income Taxes Paid (Refunded) | $ -0- | $ -0- |

The Accompanying Notes are an Integral Part of these Financial Statements.

SOUTHEASTERN ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed October 11, 1985, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, The National Association of Securities Dealers, and the Georgia, Alabama, Tennessee, North Carolina, South Carolina and Florida Securities Commissions. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000 and is not authorized to hold securities or funds for customers. Southeastern Advisory Group, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto (see Note 2.)

B. The Company files income tax returns on the cash basis and the financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Commission income and the related expense are recorded on a settlement date basis.

E. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

F. The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. The results of operations of the Company are included in the income tax returns of Southeastern Advisory Group, Inc. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

## 2. CLEARING BROKER-DEALER AGREEMENT

On September 9, 1986, the Company entered into an agreement with, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 25% of commissions earned are withheld from the monthly remittance. The independent broker-dealer is responsible for all clearing transactions and maintenance of customer accounts for the company.

## 3A. DEFERRED TAX ASSET AND LIABILITY

The components of Deferred Tax Asset, as corrected for 2005, are:

| | 2006 | 2005 |
|---|---|---|
| Net Operating Loss Carryover | $10,285 | 48,226 |
| Tax Benefit @ 21% | 2,160 | 10,127 |

Management believes that it is more likely than not that forecasted taxable income will be sufficient to utilize the tax loss carry forwards before they expire in 2025 net of the temporary differences. However, there can be no assurance that the company can meet its expectations of future income. As a result, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced.

The components of the Deferred Tax Liability, as corrected for 2005, are:

| | 2006 | 2005 |
|---|---|---|
| Accounts Receivable | 56,458 | 62,165 |
| Prepaid Expense | 400 | 400 |
| Payroll Tax Liability | (56) | (56) |
| Fees Payable | (32,694) | -0- |
| Total | 24,108 | 62,509 |
| Tax @ 21% | 5,063 | 13,128 |

3B. INCOME TAX PROVISION

| | 2006 | 2005 |
|---|---|---|
| Deferred Tax (Benefit) | $ (98) | $ 1,119 |
| Total Income Tax Provision | $ (98) | $ 1,119 |

4. MEDICAL REIMBURSEMENT PLAN

In 1986, the Company established a medical and dental reimbursement plan for its Officers. In 2006 and 2005, the Company paid $6,752 and $4,817 under this agreement.

5. COMMITMENTS AND RELATED PARTY TRANSACTONS

On March 12, 1987, the Company entered into an agreement with an affiliated company (the "affiliate"), 100% of which is owned by the Company's shareholders. According to the terms of the agreement, the affiliate will pay a portion of the company's overhead expenses, including rent, copy and telephone. The Company will be assessed on a monthly basis for its share of these costs, provided that such assessment does not reduce the Company's net capital below 120% of its minimum requirements under SEC Rule 15c3-1. The Company may repay the affiliate or make payments directly to the creditor, at its sole discretion. During the year ending December 31, 2006, the company paid the affiliate $392,328 and $392,328 in 2005 under the terms of this agreement.

6. RETIREMENT PLAN

In December 1992, the Company adopted a qualified retirement plan, a Simplified Employee Pension (SEP) Plan for the benefit of its employees. There were no SEP contributions paid or accrued for the year ended December 31, 2006 or December 31, 2005.

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. INVESTMENT

This account represents the cost of an investment security the company made in the NASD by purchasing 300 shares of NASD common stock in June of 2000. The shares were sold 2/18/2005.

Net realized loss on the sale is included in net earnings. For the purposes determining realized losses, the cost of securities is based on specific identification.

The composition of trading securities, classified as current assets is as follows at 12/31:

| | ---2006--- | | ---2005---- | |
|---|---|---|---|---|
| | Cost | Fair Value | Cost | Fair Value |
| Common Stock | -0- | -0- | -0- | -0- |

Investment loss for the years ended December 31, 2006 and December 31, 2005 are as follows:

| | 2006 | 2005 |
|---|---|---|
| Gross loss on sale of trading securities | -0- | $ (755) |

9. RETAINED EARNINGS

The ending balance of retained earnings as of December 31, 2004 has been corrected by $4,208 which represents a deferred tax asset of $10,127 less a deferred tax liability of 5,919. As follows:

| | Original | As Corrected | Change |
|---|---|---|---|
| Deferred Tax Asset | -0- | $10,127 | $10,127 |
| Deferred Tax Liability | $7,209 | $13,128 | 5,919 |
| Net Change | | | $ 4,208 |

SOUTHEASTERN ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2006

| | |
|---|---|
| TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION | $ 65,794 |
| LESS NON-ALLOWABLE ASSETS | |
| Prepaid Insurance | 400 |
| Deferred Tax Asset | 2,160 |
| Commissions Receivable | 31,007 |
| Sub Total | 33,567 |
| Less: Haircut on Other Securities - No Haircuts | -0- |
| NET CAPITAL | $ 32,227 |

SCHEDULE 2

# SOUTHEASTERN ADVISORY GROUP, INC.
## RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934)
DECEMBER 31, 2006

| | Reported in Unaudited Part II Focus Report | Difference | Reported in Audited Financial Statement |
|---|---|---|---|
| TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION | $ 61,327 | $ 4,467 | $ 65,794 |
| Less: Non-Allowable Assets | 31,407 | 2,160 | 33,567 |
| Less: Haircuts | -0- | - 0 - | -0- |
| NET CAPITAL | $ 29,920 | $ 2,307 | $ 32,227 |

DIFFERENCE BETWEEN UNAUDITED AND ADJUSTED STATEMENTS

| | |
|---|---|
| Increase (Decrease)in Deferred Tax Liability | (3,500) |
| (Increase) Decrease in Deferred Tax Asset | 7,967 |
| | $ 4,467 |

| | |
|---|---|
| NET INCREASE (DECREASE) IN SHAREHOLDERS' EQUITY | $ 4,467 |

SOUTHEASTERN ADVISORY GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
DECEMBER 31, 2006

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS | | |
| FUTA Tax Payable | $ | 56 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 56 |
| RATIO – Aggregate Indebtedness to Net Capital | | .001738 to 1 |
| BASIS NET CAPITAL REQUIREMENT | | |
| Net Capital (Schedule 1) | $ | 32,227 |
| Minimum Net Capital Requirement, (See Note A below) | | 5,000 |
| EXCESS NET CAPITAL | $ | 27,227 |

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENTS OF EXEPMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
DECEMBER 31, 2006

The Company is exempt from compliance with Rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2006.

The Company had no liabilities subordinated to the claims for creditors as of December 31, 2006.

goldman & COMPANY, CPAS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
Southeastern Advisory Group, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Southeastern Advisory Group, Inc., for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone that these specified parties.



Goldman & Company, CPAs, PC
February 19, 2007



END